FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of January, 2003

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                            Principe de Vergara, 187
                               28002 Madrid, Spain
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
                       Form 20-F   X               Form 40-F
                                 -----                       ------

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                             Yes                       No      X
                                 -----                       ------

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                             Yes                       No      X
                                 -----                       ------

          Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                             Yes                       No      X
                                 -----                       ------

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                        ENDESA, S.A.

Dated: January 10, 2003                        By:   /s/ Jacinto Pariente
                                                     --------------------
                                               Name:  Jacinto Pariente
                                               Title: Manager of North America
                                               Investor Relations

                   Smartcom, Endesa's Chilean Mobile Telephony
              Operator, Reached Almost 1 Million Customers in 2002

   NEW YORK--(BUSINESS WIRE)--Jan. 10, 2003--ENDESA
(NYSE:ELE):

                   -- Customers rose by 56% from previous year

        -- 2002 Sales amounted to US$ 152 million and EBITDA was positive for the first time achieving its strategic target

           -- Smartcom reached 15.5% market share and 29% share in new mobile users in Chile in 2002

     The Chilean mobile operator Smartcom, 100% owned by ENDESA (NYSE:ELE), has reached 946,542 customers by the end of 2002, 56% higher than year-end 2001. In 2002, Smartcom obtained a 29% share in new mobile subscribers in Chile.
     ENDESA acquired Smartcom in June 2000 from US-based Leap Wireless. By that time, Smartcom was Chile's fourth mobile operator with 70,000 customers and a 3% market share. Currently Smartcom holds a 15.5% market share in the Chilean mobile market.
     2002 financial results have been very positive. Smartcom sales were US$152 million, a 50% increase from 2001. EBITDA for 2002 was positive, in line with the strategic goals previously set.
     In 2002, Smartcom has led the data services market after implementing the CDMA 1xRTT technology in Santiago city, allowing internet access from mobile telephony with speed up to 144 kilobytes pre second, significantly above the speed offered by other competitors.
     Smartcom network covers the whole south cone country and offers the best available quality in the Santiago de Chile market and vicinity.

    CONTACT: Endesa North America Investor Relations Office
             Jacinto Pariente, 212/750-7200
             http://www.endesa.es